Exhibit  99.1

Company announcement — No. 8/2019

Zealand Pharma announces completion of the share subscription by Alexion Pharmaceuticals, Inc. and registration of capital increase

•                  Zealand Pharma A/S has today registered a capital increase of 802,859 new shares and completed the share subscription by Alexion Pharmaceuticals, Inc.

Copenhagen, March 21, 2019 — With reference to the company announcements no. 6/2019 dated March 20, 2019 and 7/2019 dated March 20, 2019 regarding the entering into of the license agreement with Alexion Pharmaceuticals, Inc. and the associated share subscription, Zealand announces that it has today increased its share capital by nominally DKK 802,859, divided into 802,859 new shares with a nominal value of DKK 1 each (the “New Shares”), at a subscription price of USD 18.68 per New Share (corresponding to approximately DKK 123), corresponding to an aggregate subscription price for the New Shares USD 15 million (corresponding to approximately DKK 98.5 million).

Following the registration of the New Shares with the Danish Business Authority, Zealand’s share capital amounts to DKK 31,661,686 divided into 31,661,686 shares with a nominal value of DKK 1 each.

The New Shares rank pari passu with Zealand’s existing shares and carry the same dividend and other rights. Each New Share carries one vote at Zealand’s general meetings. Zealand only has one class of shares.

The New Shares have been issued today and are expected to be admitted to trading and official listing on Nasdaq Copenhagen as soon as possible in the permanent ISIN code DK0060257814.

The amendments to Zealand’s articles of association required by the capital increase have been registered today with the Danish Business Authority.

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer,
Executive Vice President and Chief Medical & Development Officer
Tel: +45 50 60 36 01, e-mail: ast@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Attachments

•                  Articles of Association